SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


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          In the Matter of
         IES Utilities Inc.                   CERTIFICATE
                                              PURSUANT TO
          File No. 70-9375                      RULE 24

(Public Utility Holding Company Act
              of 1935)
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           This Certificate of Notification (the "Certificate") is filed by
IES Utilities Inc., ("IES" or "Applicant") a wholly-owned subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in Applicant's Form U-1 Application-Declaration (the "Application-Declaration"), as amended, in File No. 70-9375. These transactions were authorized by supplemental order of the Securities and Exchange Commission (the "Commission") dated December 15, 2000 (the "Order"). The Applicant hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

           i. On or about March 12, 2001, IES sold $200 million in 10-year unsecured 6 3/4% Series B Senior Debentures due 2011.


           ii. Filed herewith as Exhibit F is a "past-tense" Opinion of Counsel for the Applicant.




                               S I G N A T U R E

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                          IES UTILITIES INC.



                          By:  /s/    Edward M. Gleason
                               ------------------------
                               Name:  Edward M. Gleason
                               Title: Vice President-Treasurer
                                      and Corporate Secretary




April 10, 2001